Exhibit 99.1

17 Education & Technology Group Inc. Announces First Quarter

2022 Unaudited Financial Results

BEIJING, China, June 9, 2022 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the first quarter of 2022.

First Quarter 2022 Highlights1

•

Net revenues were RMB233.4 million (US$36.8 million), representing a year-over-year decrease of 50.8% from RMB474.2 million in the first quarter of 2021, and 11.1% higher than the high end of the estimate provided by the Company in March 2022.

•	Gross margin was 60.7%, improving from 60.4% in the first quarter of 2021.

•	Net loss was RMB24.8 million (US$3.9 million), significantly decreasing from net loss of RMB659.7 million in the first quarter of 2021.

•	Net loss as a percentage of net revenues was negative 10.6% in the first quarter of 2022, narrowing from negative 139.1% in the first quarter of 2021.

•

Adjusted net income[2] (non-GAAP), which excluded share-based compensation expenses of RMB34.6 million (US$5.5 million), was RMB9.9 million (US$1.6 million), improving from adjusted net loss (non-GAAP) of RMB588.8 million in the first quarter of 2021.

•	Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 4.2% in the first quarter of 2022, compared with negative 124.2% in the first quarter of 2021.

Mr. Andy Chang Liu, Founder, Chairman and Chief Executive Officer of 17EdTech commented, “We delivered strong operational and financial results in the first quarter of 2022. Our new business strategies yielded higher-than-expected net revenues and improved operational efficiency. Although we recorded a net loss of RMB24.8 million on a GAAP basis in the first quarter of 2022, we once again achieved net profitability on a non-GAAP basis.”

“During the quarter, we continue to see new demands and opportunities arising out of this new wave of COVID-19 outbreaks in China in early 2022. A number of local governments have released policies to support the procurement of quality education resources, including courses, systems and services for compulsory education. We continued to see great momentum and new driving forces for our future growth and demands for our online homework services.” Mr. Liu concluded.

Mr. Michael Chao Du, Director and Chief Financial Officer of 17EdTech commented, “We are pleased to report our solid performance in the first quarter of 2022. Our net revenues reached RMB233.4 million, 11.1% higher than the top-end of our prior guidance. It is also worth mentioning that the results reflected progress we made in implementing our new business strategies and did not include any revenue from the legacy online K-12 tutoring services, which ceased by the end of 2021 in compliance with the relevant PRC government regulations. As we continued to improve operational efficiency, our net loss for the first quarter of 2022 was RMB24.8 million, significantly narrowing from net loss of RMB659.7 million in the first quarter of 2021, and we recorded a positive adjusted net income (non-GAAP) of RMB9.9 million. We are glad to see that our business is moving in the right direction in a healthy and sustainable way.”

[1]	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
[2]	Adjusted net income (loss) represents net income (loss) excluding share-based compensation expenses.

First Quarter 2022 Unaudited Financial Results

Net Revenues

Net revenues for the first quarter of 2022 were RMB233.4 million (US$36.8 million), representing a year-over-year decrease of 50.8% from RMB474.2 million in the first quarter of 2021, mainly due to the cessation of the Company’s online K-12 tutoring services by the end of 2021 in order to be compliant with the latest PRC regulations, which prohibit the provision of tutoring services relating to academic subjects to K-12 students. Excluding net revenue from online K-12 tutoring services, net revenues increased significantly from RMB11.2 million to RMB233.4 million during the same period. The majority of net revenues for the first quarter of 2022 were from the Company’s personalized self-directed learning products and to a less extent from its teaching and learning software as a service (“SaaS”) products, for which it takes a longer time to finish the bidding process and to deliver the SaaS offerings as the primary clients of SaaS solutions are educational authorities and public schools.

Cost of Revenues

Cost of revenues for the first quarter of 2022 was RMB91.8 million (US$14.5 million), representing a year-over-year decrease of 51.1% from RMB187.6 million in the first quarter of 2021, which was largely in line with the decrease in net revenues due to the cessation of the Company’s online K-12 tutoring services under the new regulatory and business environment.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2022 was RMB141.7 million (US$22.3 million), representing a year-over-year decrease of 50.6% from RMB286.6 million in the first quarter of 2021.

Gross margin for the first quarter of 2022 was 60.7%, improving from 60.4% in the first quarter of 2021.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages during the periods indicated (in thousands, except for percentages):

		For the three months ended March 31,
	2021			2022		Year-over-
	RMB	%	RMB	USD	%	year
Sales and marketing expenses	613,527	129.4%	21,997	3,470	9.4%	-96.4%
Research and development expenses	209,927	44.3%	97,476	15,376	41.8%	-53.6%
General and administrative expenses	129,718	27.4%	51,301	8,093	22.0%	-60.5%

Total operating expenses	953,172	201.1%	170,774	26,939	73.2%	-82.1%

Total operating expenses for the first quarter of 2022 were RMB170.8 million (US$26.9 million), including RMB34.6 million (US$5.5 million) of share-based compensation expenses, representing a year-over-year decrease of 82.1% from RMB953.2 million in the first quarter of 2021.

Sales and marketing expenses for the first quarter of 2022 were RMB22.0 million (US$3.5 million), including RMB4.0 million (US$0.6 million) of share-based compensation expenses, representing a year-over-year decrease of 96.4% from RMB613.5 million in the first quarter of 2021. This was mainly due to the decreases in promotional course expenses and advertising expenditures as a result of the changes in regulatory environment, as well as staff optimization in line with business adjustment.

Research and development expenses for the first quarter of 2022 were RMB97.5 million (US$15.4 million), including RMB7.2 million (US$1.1 million) of share-based compensation expenses, representing a year-over-year decrease of 53.6% from RMB209.9 million in the first quarter of 2021. The decrease was primarily attributable to staff optimization in line with business adjustment.

General and administrative expenses for the first quarter of 2022 were RMB51.3 million (US$8.1 million), including RMB23.5 million (US$3.7 million) of share-based compensation expenses, representing a year-over-year decrease of 60.5% from RMB129.7 million in the first quarter of 2021. The decrease was primarily due to staff optimization in line with business adjustment.

Loss from Operations

Loss from operations for the first quarter of 2022 was RMB29.1 million (US$4.6 million), compared with RMB666.6 million in the first quarter of 2021. Loss from operations as a percentage of net revenues for the first quarter of 2022 was negative 12.5%, improving from negative 140.5% in the first quarter of 2021.

Net Loss

Net loss for the first quarter of 2022 was RMB24.8 million (US$3.9 million), compared with net loss of RMB659.7 million in the first quarter of 2021. Net loss as a percentage of net revenues was negative 10.6% in the first quarter of 2022, compared with negative 139.1% in the first quarter of 2021.

Adjusted Net Income (Loss) (non-GAAP)

Adjusted net income (non-GAAP) for the first quarter of 2022 was RMB9.9 million (US$1.6 million), compared with adjusted net loss (non-GAAP) of RMB588.8 million in the first quarter of 2021. Adjusted net income (loss) (non-GAAP) as a percentage of net revenues was 4.2% in the first quarter of 2022, substantially improving from negative 124.2% in the first quarter of 2021.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net income (loss) (non-GAAP).

Business Outlook

Based on our current estimates, total net revenues for the second quarter of 2022 are expected to be between RMB100 million and RMB120 million. The estimated total net revenues for the second quarter of 2022 are derived entirely from the ongoing businesses after the Company’s business transformation and, as mentioned above, do not include revenues from the legacy online K-12 tutoring services. This estimated range represents a significant increase year-over-year when compared with the relatively small base of the net revenue generated from non-online K-12 tutoring services for the second quarter of 2021.

The above forecast reflects 17EdTech’s current and preliminary view and is therefore subject to change. Please see the section titled “Safe Harbor Statement” below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Conference Call Information

The Company will hold a conference call on Thursday, June 9, 2022 at 9:00 p.m. U.S. Eastern Time (Friday, June 10, 2022 at 9:00 a.m. Beijing time) to discuss the financial results for the first quarter of 2022.

Please note that all participants will need to preregister online prior to the conference call to receive the dial-in details.

Please note that participants need to pre-register for the conference call participation by navigating to http://apac.directeventreg.com/registration/event/6769505. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference call, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference call instantly.

A telephone replay will be available two hours after the conclusion of the conference call through June 17, 2022. The dial-in details are:

International:	+61 2 8199 0299
U.S. toll free:	185 5452 5696
Passcode:	6769505

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure, because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended March 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3393 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China. The Company provides a smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The Company also provides a personalized self-directed learning product to Chinese families. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China’s online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

Christensen

In China

Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	1,180,898	813,384	128,308
Prepaid expenses and other current assets	161,826	143,873	22,695
Total current assets	1,342,724	957,257	151,003

Non-current assets
Property and equipment, net	69,811	56,099	8,849
Right-of-use assets	153,963	109,500	17,273
Other non-current assets	13,923	12,331	1,945

TOTAL ASSETS	1,580,421	1,135,187	179,070

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of RMB93,115 and RMB51,019 as of December 31, 2021 and March 31, 2022, respectively)	392,293	208,266	32,853
Deferred revenue and customer advances, current (including deferred revenue and customer advances, current of the consolidated VIEs without recourse to the Group of RMB239,267 and RMB27,697 as of December 31, 2021 and March 31, 2022, respectively)	243,878	32,097	5,063
Operating lease liabilities, current (including operating lease liabilities, current of the consolidated VIEs without recourse to the Group of RMB29,113 and RMB30,024 as of December 31, 2021 and March 31, 2022, respectively)	46,885	55,158	8,701

Total current liabilities	683,056	295,521	46,617

	As of December 31,	As of March 31,
	2021	2022	2022
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current (including operating lease liabilities, non-current of the consolidated VIEs without recourse to the Group of RMB57,906 and RMB25,930 as of December 31, 2021 and March 31, 2022, respectively)	100,329	49,124	7,749

TOTAL LIABILITIES	783,385	344,645	54,366

SHAREHOLDERS’ EQUITY
Class A ordinary shares	293	294	46
Class B ordinary shares	38	38	6
Additional paid-in capital	10,859,107	10,881,646	1,716,537
Accumulated other comprehensive income	18,691	14,423	2,275
Accumulated deficit	(10,081,093)	(10,105,859)	(1,594,160)

TOTAL SHAREHOLDERS’ EQUITY	797,036	790,542	124,704

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,580,421	1,135,187	179,070

17 EDUCATION & TECHNOLOGY GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Net revenues	474,246	233,446	36,825
Cost of revenues (Note 1)	(187,625)	(91,785)	(14,479)

Gross profit	286,621	141,661	22,346

Operating expenses (Note 1)
Sales and marketing expenses	(613,527)	(21,997)	(3,470)
Research and development expenses	(209,927)	(97,476)	(15,376)
General and administrative expenses	(129,718)	(51,301)	(8,093)

Total operating expenses	(953,172)	(170,774)	(26,939)

Loss from operations	(666,551)	(29,113)	(4,593)

Interest income	6,997	2,065	326
Foreign currency exchange (loss) gain	(947)	203	32
Other income, net	814	2,079	328

Loss before provision for income tax	(659,687)	(24,766)	(3,907)

Income tax expenses	—	—	—

Net loss	(659,687)	(24,766)	(3,907)

Net loss available to ordinary shareholders of 17 Education & Technology Group Inc.	(659,687)	(24,766)	(3,907)

Net loss per ordinary share
Basic and diluted	(1.37)	(0.05)	(0.01)

Net loss per ADS (Note 2)
Basic and diluted	(13.70)	(0.50)	(0.10)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	481,378,409	508,608,858	508,608,858

Note 1: Share-based compensation expenses were included in the cost and operating expenses as follows:

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	5,075	3,980	628
Research and development expenses	10,963	7,185	1,133
General and administrative expenses	54,811	23,480	3,704

Total	70,849	34,645	5,465

Note 2: Each one ADS represents ten Class A ordinary shares. Effective on November 17, 2021, the Company changed the ratio of its ADS to its Class A ordinary shares from two ADSs representing five Class A ordinary shares to one ADS representing ten Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2021	2022	2022
	RMB	RMB	USD
Net Loss	(659,687)	(24,766)	(3,907)
Share-based compensation	70,849	34,645	5,465

Adjusted net (loss) income	(588,838)	9,879	1,558